UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 5, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts of the 4Q24 Earnings call remarks and Analyst Q&A, which
appear immediately following this page.

Fourth quarter 2024 results

4 February 2025
Speeches

by
Sergio

P.

Ermotti
,

Group

Chief

Executive

Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Numbers for

slides refer

to the

fourth quarter 2024

results presentation. Materials

and a

webcast
replay are available at www.ubs.com/investors
Sergio P.

Ermotti
Slide 3 – Key messages

Thank you, Sarah and good morning,

everyone.

Before we provide

an update on

how we are

delivering on our

priorities to meet our

2026 commitments, let me
share some highlights for 2024.
Strong fourth-quarter

results contributed

to even

stronger full-year financial

performance, as

we rebuilt profitability
across our businesses. Our full-year net profit

of 5.1 billion and underlying return on CET1 capital of

8.7% reflect
our unwavering commitment

to serving our clients,

our diversified global franchise

and the disciplined

progress we
have made on our integration plans.

Throughout

2024, we

maintained robust

momentum as

we captured

growth across

our

global

asset-gathering
platform and gained market

share in the Investment Bank

in the areas where we have

made strategic investments.

With over

70 billion

Swiss francs

of loans

granted or

renewed during

the year,

and outstanding

balance of

350
billion, we also maintained our

commitment as a reliable

partner for the Swiss economy,

supporting families and
businesses to achieve their goals.

We

delivered on

all of

our key

integration milestones

in 2024,

including all

major legal

entity mergers,

and the
successful completion

of our

client account

migrations in

Luxembourg, Hong

Kong, Singapore

and Japan

in the
fourth quarter.

This builds upon the

successful integration of

our key operating entities,

the optimization of

our balance sheet and
the

reduction

of

costs

and

risk-weighted

assets

in

Non-core

and

Legacy.

Combined,

these

milestones

have
significantly reduced the execution risk of the Credit Suisse acquisition.

As a result, we remain confident

in our ability to substantially

complete the integration and

deliver on our financial
targets by the end of 2026.

Our capital position remains

robust as we ended the

year with a CET1

capital ratio of 14.3%.

For the financial year
2024, we intend to propose a dividend of

90 cents, representing a 29% increase year-on-year.

This is in line with
our intention to calibrate the proportion of cash dividends

and share repurchases.

As we execute

on our business

and integration plans, we

are building

additional capacity to

invest in our

people
and to

enhance our

products and

capabilities. This

will allow

us to

better serve

our clients

and position

UBS for
future success.
That includes the Americas, a

region that remains a

core component of both our asset-gathering

foundation and
our capital-efficient business model.

In 2024, we started to

make changes across the business to introduce

new capabilities that will help increase the
operating leverage of our platform, improve profitability

and drive sustainable growth.

Across all of

our businesses and supporting functions, we continue

to invest in technology,

leveraging our strong
foundation to improve the client experience and enhance

how we operate.
Now, I hand over to Todd

who will cover the fourth-quarter results.

Todd

Tuckner
Slide 4 – Continued positive operating leverage

in 4Q24 on higher revenues and lower costs
Thank you Sergio, and good morning

everyone.

Throughout my remarks, I’ll refer

to underlying results in US dollars

and make year-over-year

comparisons, unless
stated otherwise.
For the fourth quarter,

profit before tax tripled to 1.8 billion. Revenue momentum in our core franchises and cost
synergies across the Group

drove a 12-point

improvement in operating leverage. Our

EPS for the quarter

was 23
cents with a 7.2% underlying return on CET1 capital.

Our underlying cost-income ratio was 82%.
Slide 5 – 4Q24 net profit at 0.8bn, with integration

continuing at pace
Looking at

the drivers

of our

fourth quarter

Group performance

on slide 5.

Total revenues rose by 6%

to 11

billion,
driven mainly by strong top-line growth in Global Wealth Management and the Investment Bank, powered by our
capabilities and advice in supportive market

conditions.
Operating expenses declined by 6% year-over-year

to 9.1 billion, and were

1% lower sequentially as progress

on
synergies and

a

stronger

US

dollar

more

than

offset

the

expected

4Q

tick-up in

non-personnel expenses.

This
achievement was supported by

a lower overall

employee count, which fell

sequentially by another 2%,

to below
129 thousand.

The total staff count is down 27 thousand, or 17%,

from our 2022 baseline.
Excluding litigation, variable compensation and

currency effects, operating

expenses decreased by 9%

year-over-
year.

The 4% quarter-over-quarter increase was caused

by seasonally higher charges, including the UK bank levy
and increased marketing expenditures.

Our reported profit before tax for the

quarter included 0.7 billion

of revenue adjustments relating to

PPA effects, a
remeasurement loss of 0.1 billion on

an investment in an

associate, and 1.3 billion

of integration-related expenses.

Reported net profit was 0.8 billion in the

quarter on an effective tax rate of

26%.

We expect a similar tax rate in
the first quarter.

Slide 6 – Global Wealth Management
Turning to our business divisions, and starting with Global Wealth Management on slide 6.
GWM’s pre

-tax profit

was 1.1

billion, an

increase

of over

80% as

revenues

grew

by

10%.

Excluding litigation
charges, PBT rose to 1.2 billion.

Net new assets reached 18 billion and net new fee-generating assets were 13 billion, fueled by sales of mandates and separately managed accounts.

Flow performance this quarter reflects the maturity of over 50 billion of fixed-
term deposits associated with

our 2023 win-back campaign.

Like in previous quarters, we managed

to retain over
85% on our platform, including converting

over 20% into more profitable solutions, including mandates.
For

the

full

year

2024,

we

acquired

net

new

assets

of

97

billion,

representing

a

2.5%

growth

rate.

As

I’ve
highlighted in

the past,

our net

new asset

achievement this

year reflects

several challenges

that we

successfully
navigated over the course of 2024.

This includes

retaining

the vast

majority of

Credit

Suisse invested

assets despite

significant levels

of relationship
manager attrition, keeping the

bulk of maturing

fixed-term deposits as just

mentioned in the context

of 4Q, and
increasing profitability on sub-hurdle lending relationships from our balance sheet optimization efforts.

Collectively,

while

these

factors

weighed

down

flows

by

around

30

billion,

importantly

they’ve

contributed

to
enhanced profitability and

returns.

This is evidenced by

the 3 percentage point

year-over-year increase in revenues
over RWA.

Recurring net fee

income increased

by 12% to

3.3 billion as

our invested assets

grew sequentially

to 4.2

trillion,
absorbing roughly 80

billion in

FX headwinds.

Client traction

with mandates

remained strong with

around 5 billion
in net new mandates

globally, mainly driven by sales of our differentiated discretionary solutions and supported

by
continued momentum in SMAs in the US.

Margins held up

sequentially and

are expected to

remain around these

levels, especially as

recently migrated clients
and those remaining on the Credit Suisse platform now have access to the full breadth of our CIO value-chain-led offering.
This quarter we once again

demonstrated the benefits of

combining our leading markets

solutions and capabilities
with our CIO’s investment calls.

This drove a 12% increase in

transaction-based revenues in an environment that
saw broad re-risking after the US elections.
Structured

products,

equities,

and

alternatives

all

recorded

double-digit

transaction

revenue

increases.

Our
investments in

capabilities, solutions,

and

unified teams

support the

durability of

this

revenue

line

and fuel

our
ability to capture wallet-share in all climates.
Year-on-year

transaction revenue growth was led by APAC and the Americas, up by 30% and 13%, respectively.

Net interest

income at

1.7 billion

was up

4% sequentially,

reflecting improvements

in both

lending and

deposit
margins.

While fixed

term deposit

balances decreased

in the

quarter,

we saw

inflows into

sweeps and

current
accounts across our platform as our clients increased transactional balances in a constructive trading environment.

I would note

that the planned sweep

deposit pricing changes I

mentioned previously went into

effect for our

US
advisory accounts in early December.

Our 2025 outlook as a result of introducing these rate adjustments remains unchanged.
Turning to

our NII outlook for GWM.

Since I offered an initial view on 2025 last quarter,

we’ve seen a significant
divergence in

rates expectations

between the

US dollar,

on the

one hand,

and the

Swiss franc

and Euro

on the
other.

This distinction

is important

for GWM.

While our

US business

is effectively

operated entirely

in US

dollars, in

GWM’s
businesses

outside

the

US,

half

of

all

deposits,

and

the

majority

of

loans

and

low-beta

transactional

account
balances, are denominated in currencies other than the

US dollar.

Looking at

the rates

outlook, the

Federal Reserve

is now

expected to

cut US

dollar rates

more gradually.

Meanwhile,
both the Swiss and the European central banks are expected to continue to more actively cut.
Based on this, in the first

quarter, we expect to see headwinds from lower rates, particularly in the Swiss franc and
Euro, and lower balances from deployment

of sweep and transactional account

balances, partially offset by higher
margins from balance sheet optimization.

Combined with a lower day count effect, this is expected to result in a
low-to-mid single-digit-percentage sequential decrease

in GWM’s NII.

Looking further out,

lower Swiss franc and

Euro rates will

remain a headwind

to deposit margins,

partially offset
by the

benefits of

continued balance

sheet optimization,

particularly on

the deposit

side. Net

new loan

growth
should also

help. I

should note

that if

we do

see a

more hawkish

US dollar rates

policy,

while helpful to

deposit
margins, this is likely to moderate the extent

of re-leveraging, particularly in Lombard lending.

For full

year 2025

compared to

2024, we

expect a

low single

digit percentage

decrease in

NII, inflecting

by 2Q,
with the second half of the year broadly flat versus

2H24.
Underlying operating

expenses were

unchanged from

last year

at 4.8

billion, with

lower personnel

and support
costs offset by higher variable compensation tied to revenues and increased litigation provisions.

To

offer a look-
through comparison, excluding litigation,

variable compensation, FX,

and last year’s FDIC special

assessment, costs
were down 5% year-over-year.
Slide 7 – Personal & Corporate Banking (CHF)
Turning to Personal and Corporate Banking on slide 7.
P&C delivered fourth

quarter pre-tax profit

of 572 million

Swiss francs, down

18%, primarily from

lower interest
rates affecting net interest income, down 8%, and elevated

credit loss expense.

Recurring

net fee

income increased

by

8%

driven by

higher

volumes of

investment products

and

gross

margin
expansion.

Transaction-based revenues were up 13%, also on higher client activity.

Sequentially, NII decreased slightly by 1%.

We offset some of the effects of the

SNB’s third 25-basis point rate

cut
from

late

September by

moderately decreasing

deposit

rates

and

pricing

loans to

appropriately

reflect

risk

and
capital costs.

After the 50

basis point cut

by the

SNB in

December there is

a reasonable

likelihood that we’ll

see interest rates
drop to zero by mid-2025.

The

impact

of

near-zero

rates

will

drive

down

deposit

margins

both

sequentially

and

for

the

full

year

2025.

Additional headwinds in

1Q are

expected from

the sequential

day count

effect and

lower rates

in US

dollar and
Euro affecting deposit margins on transactional accounts.

Hence, for P&C’s Swiss

franc NII, we currently expect

a roughly 10% sequential decline

in the first quarter.

For full
year 2025, the drop

will be somewhat more

pronounced versus 2024, with

NII expected to trough

in the second
quarter and plateau thereafter.

From

there,

any

move in

interest

rates, whether

negative or

positive, should

be constructive

to our

NII

and net
interest margin in P&C.

Credit loss expense was 155 million Swiss francs, a 25-basis point cost of risk on an average loan portfolio of 243 billion.

The quarterly result was driven by Stage 3 charges, predominantly from new-venture financings and loans to corporates

in the

metals and

automotive industries, which

have shown

financial vulnerability in

a challenging
market environment across Europe.
These

exposures, by

and large,

are

on

the Credit

Suisse platform,

reflecting lending

practices and

underwriting
standards from the pre-acquisition period.

We expect CLE to remain elevated at around 350 million Swiss francs in 2025 as we continue to build allowances
for pre-acquisition Credit Suisse

portfolios, with many

exposures still having more

than a year until

maturity.

In the
first quarter, we may see lower CLE versus the implied quarterly average due to seasonal factors.

Operating

expenses

in

P&C

were

1.1

billion

Swiss

francs,

up

2%,

and

flat

sequentially,

as

the

business

offset
increased

investments

in

building

up

support

functions

related

to

its

larger

footprint

through

cost

reduction
initiatives and synergy realization.

Slide 8 – Asset Management
Moving to Asset Management, on slide 8.

Pre-tax profit increased by 20% to 224 million as strong cost discipline more than offset lower revenues.

Overall revenues were down 7%, or 6% excluding gains

on asset sales.

Net management fees

declined by 5%,

mainly from

continuing shifts out

of active equities

compressing top-line
margins.

Performance fees were

44 million,

compared to

52 million in

the prior year

quarter,

with improvement in

hedge
fund solutions more than offset by decreases across other products, including Fixed

Income funds.
Net new money in the quarter was positive 33 billion, led by a large institutional inflow in passive Equities and net
flows into money market funds.

For the full-year 2024,

net new money was 45

billion, a strong result

in light of
flow dis-synergies we were expecting from integrating

Credit Suisse Asset Management.

Operating expenses were 15% lower, both year-over-year and sequentially, as the business is demonstrating good
progress in transforming its operating model and driving

cost saves.
Slide 9 – Investment Bank
On to slide

9 and the

Investment Bank.

Pre-tax profit of

452 million was

driven by strong

revenue performance,
up 37% year-on-year.
Banking revenues increased by

19% to 675 million,

with advisory,

up 36%, and LCM,

which more than doubled
its revenues, the main drivers of growth.

Regionally, we saw particular strength in the Americas, up 33%.
Markets

revenues

increased

by

44%

to

1.9

billion

with

increased

client

activity

on

higher

cash

volumes

and
supportive volatility

across equities

and FX.

This led

to our

best fourth

quarter Markets

revenue on

record with
particular strength in financing supported by all-time-high

client balances.

For Markets, regional

revenues in

the Americas and

APAC

surged by around

50%, and grew

by about a

third in
EMEA, driven by broad-based increases across both equities and

FRC.
Operating expenses were down 4% on lower personnel

costs.
Slide 10 – Non-core and Legacy
On slide 10,

Non-core and Legacy’s

pre-tax loss in

the quarter

was 606 million.

Revenues were negative

58 million,
mainly reflecting funding

costs that, unlike in

prior quarters, were

not offset by

gains on exits

or the carry

in our
now much smaller credit

book.

Operating expenses were down

by nearly 50% year-on-year

and 5% sequentially,

as we continue to

make good
progress in driving out costs.

NCL risk-weighted assets were

41 billion, down 3

billion sequentially,

mainly from position

exits.

LRD was down
15 billion, or 22% quarter-on-quarter.

Slide 11 – A balance sheet for all seasons as a

key pillar of our strategy
Turning

to our

capital and

balance sheet

position on

slide 11.

As of

the end

of the

fourth quarter,

our balance
sheet for all seasons consisted

of 1.6 trillion in total

assets, including around 600

billion in end-of-period loans

and
750 billion in end-of-period deposits.

Our loan portfolio reflected credit-impaired exposures of 1%, up sequentially by 4 basis points.

The cost of risk in
the quarter increased to 15 basis points, as credit loss expense in our Swiss business drove this measure higher.
We ended the year with a sequentially unchanged CET1 capital ratio of 14.3%, as a decline in CET1 capital of 2.8
billion was

offset by

a proportionate

decrease in

risk weighted

assets of

21 billion.

CET1 capital

was mainly

affected
by

the stronger

US dollar

as well

as by

higher cash

taxes and

dividend accruals,

more

than

offsetting quarterly
profits.

RWA likewise was lower on currency effects as well as asset size reductions, mainly in the IB and NCL.
Slide 12 – Strong execution in 2024, delivering ahead

of plan
To

summarize, our

fourth quarter

performance caps

off a

strong 2024

in which

our Non-core

and Legacy

team
successfully ran

down balance

sheet and

costs and

our core

franchises demonstrated

strength and

scale in

delivering
for our clients, even while absorbing substantial

costs associated with the integration.

With that, I hand back to Sergio

for the investor update.

Sergio P.

Ermotti
Slide 14: Executing on our proven strategy to deliver

for all stakeholders
Thank you, Todd.

For over

a decade,

UBS has

been a

source of

strength and

stability for

all of

our stakeholders

thanks to

the consistent
execution of our capital-generative strategy

and a commitment to maintaining a balance

sheet for all seasons.

Our global capabilities

empower strong

collaboration across

our businesses

to deliver

the best of

UBS to our

clients,
and our disciplined focus

on risk and efficiency is at

the forefront of our culture. This is why

our clients continue to
extend

their

trust

and

confidence

in

UBS,

and

our

employees

are

proud

to

work

here.

It

is

how

we

generate
significant value

for our

shareholders while

remaining a

consistent and

reliable economic

partner in

the communities
where we

operate. And

it has

also allowed

us to

be a

source of

financial stability for

Switzerland and

the wider
financial system in March of 2023.
The same

principles guide

us as

we build

an even

stronger,

safer and

more

efficient firm,

and position

UBS for
sustainably higher returns and long-term growth.
Slide 15: Unique globally diversified model focused

on asset gathering businesses
Our unique business

model, with our

asset gathering businesses

generating around 60%

of our revenues, provides
us with an attractive risk and return profile that continues to stand out among our global peers.

We are the largest truly global wealth manager, and the leading universal bank in Switzerland.
These

two

key

pillars

of

our

strategy

are

enhanced

by

a

portfolio

of

best-in-class

capabilities

across

Asset
Management and our competitive, but capital-light

Investment Bank.
With leading

franchises in the

world’s largest and

fastest-growing markets,

our regional diversification

is a strategic
advantage and also provides us unique value for

both our clients and investors.

Slide 16: On track to substantially complete

the integration by the end of 2026

Turning to the integration.

As I

highlighted earlier,

we are

on track

with our

plans thanks

to the

successful delivery of

our key

objectives in
2024, having completed over 4,000 milestones

during the year.

Following

the

merger

of

our

Parent

Banks,

we

have

now

migrated

over

90%

of

client

accounts

outside

of
Switzerland onto UBS platforms.

In addition, the integration

of the Investment Bank

is now complete, and

in Asset
Management, we

made good

progress migrating

portfolios onto

our infrastructure

and rationalizing

our fund

shelf.

We also

continue to

follow our technology

decommissioning roadmap. To

date, we

have removed

over 40%

of
Non-core

and

Legacy’s

applications, worked

through

16

petabytes

of

data

and

reduced

the

number

of

legacy
servers by over 40%.

Thanks to

our restructuring

efforts and

the active

wind-down

of NCL,

we have

captured almost

60% of

our targeted
13 billion gross cost savings.

We will look to maintain this

momentum in 2025 as

our focus shifts to migrating

the majority of client accounts

in
Switzerland, and decommissioning over twelve

hundred Credit Suisse models and applications.

We

have

always

said

that

our

progress

on

the

integration

of

Credit

Suisse

will

not

be

a

straight

line.

Our
performance in

2025 will

continue to

reflect significant

restructuring work

necessary to

integrate our

businesses
and right-size our cost base.
Having said that, our progress to date

supports an incremental improvement in our returns this year compared to our previous guidance.

We remain

confident

in our

ability to

substantially complete

the integration

and deliver

on our

targets and

ambitions
by the end of 2026. At the same time, we will continue to invest to drive sustainable growth and long-term value beyond the integration.

Slide 17: Continuing to invest in technology

to drive business outcomes

Investing in technology

to benefit our

clients and empower

our colleagues is

one of the

key ways we

are preparing
for the future.
We continue to invest in our

best-in-class Cloud infrastructure with over

70% in the public and private

Cloud. This
is a

key facilitator

of our

integration progress,

allowing us

to reduce

complexity and

costs as

we remove

legacy
applications, while maintaining our compliance and

security standards.

It is also an

important catalyst for innovation as

we continue to invest

in tools to enhance

our client offering and
increase efficiency and effectiveness.

A good

example is our

roll-out of

50,000 Microsoft

Copilot licenses to

our employees in

the largest deployment
within the global financial services industry to

date.

We are also seeing

strong benefits from

our proprietary generative

A.I. solutions.

One example is

in the U.S.,

where
our

advanced

analytics

platform

supported

our

financial

advisors

with

over

13

million

automated

insights

and
actionable opportunities. Solutions like this improve productivity and our ability to deliver tailored solutions to our clients.

Slide 18: On track to deliver on our cost

and profitability ambitions in our core businesses
We are

on track to deliver

on our 2026

exit rate ambitions across

our core businesses. While

we are encouraged
by our progress to date, this slide also reflects the significant work that lies ahead to achieve our objectives.

In GWM, we remain focused on

leveraging our enhanced capabilities

and solutions to maintain client

momentum.
At the same time,

we aim to

capture the benefits

of integration-related synergies

and improve advisor

productivity.

With

the

client

account

migrations

achieved

in

APAC,

we

are

even

better

placed

to

leverage

our

number-one
position in the region to drive market-leading growth.

In the Americas,

we are making targeted

investments to deepen

relationships with our

ultra-high net worth

clients,
accelerate growth in the high net worth and core affluent segments and expand our loan and deposit offering.

These growth initiatives

will be supported

by actions we have

already taken to

enhance our technology offering,
simplify our organizational structure and improve execution.

I am

confident in

our ability

to deliver

mid-teen PBT

margins as

we exit

2026. Then,

the business

will be

better
positioned to further expand profit margins and

capture long-term growth. Todd

will take you through our

plans
in more detail.
In P&C, as we have said

previously, declining Swiss franc rates are expected to continue to affect revenues. We are
still de-facto operating two separate banks, including branches, staff, and technology,

but we are well positioned
to start delivering cost synergies later this year

and into 2026 as we unite those platforms.
Unfortunately, as we

reported previously, this will

lead to

certain role

reductions in

Switzerland. We

plan to

mitigate
the impact of these as much as possible through natural

attrition, early retirement and other measures.

For those impacted

we will provide proactive

support in helping

to find a new

job, and a

comprehensive social plan
that combines

the strongest

components of

the prior

UBS and

Credit Suisse

plans. I

am also

especially proud

of
efforts to

prioritize the

hiring of

internal candidates: over

two-thirds of

open positions in

Switzerland were

filled
this way in 2024.
In Asset Management, we remain focused on continuing to capture opportunities where we have a differentiated and scalable offering.

This includes our newly launched Unified

Global Alternatives unit, which makes

us the fifth-largest Limited Partner
in

Alternatives

with

promising

growth

prospects.

At

the

same

time,

we

will

remain

focused

on

realizing

cost
synergies and structural efficiencies to create capacity

for investments and improve profitability.
In the Investment

Bank, I am

encouraged by

the progress our

fully integrated

teams are making

to deliver

for clients
as we seize market share gains in our areas of strategic

importance.

As

we

continue

to

deploy

our

products

and

services

across

our

broader

institutional

client

base

and

increase
connectivity to GWM

and P&C to

deliver on our

return ambitions, we

will maintain our

well-established risk and
capital discipline.

Slide 19: Well placed to balance resiliency, growth and attractive capital returns

Turning to capital.

We

continue

to

target

a

CET1

capital

ratio

of

around

14%.

At

this

level,

we

will

be

able

to

go

through

the
integration period and beyond with a strong capital buffer relative to minimum requirements. This will allow us to
remain a source of stability while we self-fund growth and deliver attractive capital returns to our shareholders.

For the 2025 financial year,

we plan to accrue for an increase in our dividend of around

10 percent. We also plan
to repurchase another 1 billion dollars

of shares in the first half of

this year, and up to an additional 2 billion in the
second

half. As

in

the past,

our

share

repurchases

will

be

consistent with

delivering on

our

financial plans

and
maintaining our

CET1 capital

ratio target

of around

14%, and

assuming no

material, immediate

changes to the
current capital regime.

Our ambition for capital returns to exceed pre-acquisition

levels in 2026 remains unchanged.

Now,

following the

publication of

the Parliamentary

Investigation Commission’s

report

in December,

we expect
further

developments

in

the

ongoing

review

of

the

capital

regime

in

Switzerland.

Based

on

the

latest

public
communication

from

the

State

Secretariat

for

International

Finance,

the

public

consultation

on

the

proposal

is
expected to begin in May. Therefore, at this time, we are not in a position to offer any new information.

As we have said in

the past, we support the vast

majority of proposals from the

Swiss Federal Council on how to
enhance the

regulatory framework

in Switzerland.

In our

discussions with

Swiss authorities,

we continue

to maintain
our view that the Swiss capital regime is one

of the strongest when consistently and coherently applied.

While it is
also crystal clear that the overall quality

of our capital is of a much higher

standard than Credit Suisse’s, we accept
that some adjustments and clarifications to

the current regime may be necessary.

However, a disproportionate outcome in terms of requirements at the Parent Bank level would drive our capital at the

Group

level

to

overshoot

the

current

requirements.

Therefore,

we

believe

that

any

significant

change

is
unjustified. Offsetting

the consequences

of higher

requirements would

make us

uncompetitive domestically and
abroad, hamper our ability to help clients grow and, importantly, make banking services more expensive for Swiss families and enterprises in

the long run.

It will also

damage the nation’s standing

as an attractive global

financial
center and ultimately hurt our position as the third-largest private employer in Switzerland.

Of course, this

would have an

impact on our

returns on capital.

But even more

importantly it would

impede our
ability to compete for capital in the

global marketplace, particularly in

a moment of financial stress. As a reminder,
our current ambitions are based on a 14% CET1 capital ratio.
I’ve been reading some recent reports.

So, let me be very clear.

There are no easy fixes

in terms of repatriation of
capital from foreign subsidiaries or balance sheet optimization that are not already included in our plans.

Therefore, while I

am extremely confident in our

capital generation capacity under any outcome, our shareholder returns and returns on capital would be affected.

Todd

will provide more detail later.
We want to continue to be a source of strength for our clients,

employees, shareholders and Switzerland.

For that reason,

it is very

important that

a comprehensive cost/benefit

analysis on

the consequences

of any material
changes of

capital requirements

is carried

out. We remain

hopeful that

any potential

changes will

be proportionate,
targeted, internationally aligned and

coherent with the strategic objectives set out

by the Swiss Federal Council.
Slide 20: Rebuilding profitability and positioning for

sustainable growth post-integration
As I mentioned before, we have substantially de-risked

the integration across many dimensions.

This is reflected in our return profile, which has significantly improved compared to a year ago.

Our goal is to continue to rebuild profitability in 2025 as we further progress our integration plan and capture the
benefits of our enhanced scale and capabilities

across our businesses.

We remain well positioned

to deliver on

our 15% return

on CET1 capital

target by the

end 2026. We

will then look
to achieve UBS’s pre-acquisition levels of profitability and deliver on our 2028 ambitions.

We have achieved so much over the last two years,

and I am proud of the immense effort of all of my

colleagues.

But there is no room for complacency, and we remain focused on serving our clients, delivering on the next phase of the integration and fulfilling our growth initiatives

as we position UBS for a successful future.

With that, I hand back to Todd for more details on our plans.
Todd

Tuckner
Slide 21 – Growth in core business profitability to drive returns
Thanks

again,

Sergio.

I

will

now

offer

a

more

detailed

perspective

on

our

financial

outlook

for

2025

and

the
trajectory towards our exit-2026 targets and ambitions,

starting on slide 21.

With each of

our core businesses

well positioned to

drive sustainable growth,

in 2025 we

expect to generate

an
underlying return

on CET1

capital of

around

10% versus

8.7% in

2024. This

year-on-year increase

reflects

our
expectation that Non-core and Legacy will weigh on our

financial performance more significantly than last

year.

Importantly,

this also means that our

core businesses are expected

to be the main

drivers of year-on-year growth
in returns despite continuing

to absorb, together with

NCL, the costs associated

with restructuring and integrating
the businesses, legal entities, infrastructure and teams

inherited with the acquisition.

For full-year 2025,

we expect an effective

tax rate of

around 20%, as

we aim to

implement tax planning later

in
the year, mainly related to the combination of legal entities in the US.

The acceleration

we expect

in 2026, when

our in-year return

on CET1

should be

low teens

and our exit-rate

around
15%, will

be driven

predominantly by

the benefits

from more

than three

years of

extensive

integration, restructuring
and transformation effort.

As I’ve highlighted in

the past, we continue to

expect more significant cost

reductions across the

core businesses
as we retire legacy infrastructure and create further staff capacity.

Revenues should

also receive

an uplift

as we

complete the

integration and

play more

on our

front foot

with no
distractions, generating alpha across our core franchises.
Moreover,

most of the headwinds to returns we see

in 2025 are expected to dissipate

by the end of 2026. These
include

NII

and

credit

loss

expenses

in

Switzerland,

with

the

latter,

starting

next

year,

expected

to

reflect

a
substantial conversion towards P&C’s historical average cost of risk as a result of increased allowances and legacy
Credit Suisse loan maturities.
Additionally, as we exit

2026, we

expect to

see better

profitability in our

US wealth

business, and

further reductions
to our Non-core and Legacy portfolio, decreasing its drag

on resources and profits.
As

I’ve

mentioned

before,

the

plans

underpinning

our

ambitions

are

largely

determined

by

factors

within

our
control.

While

we

expect

to

continue

to

invest

for

growth,

we

retain

the

necessary optionality

and

operating
flexibility to support our profitability and returns ambitions,

regardless of market conditions.

Slide 22 – Achieved 58% of gross cost saves ambition,

on track to ~13bn by year-end 2026
Turning to costs on Slide 22. As of year-end, we‘ve delivered 7.5 billion of cumulative gross run-rate cost saves, of which 3.4 billion in

2024, putting us well on

track towards achieving our goal

of around 13 billion

by the end of
2026.

Of

the cumulative

gross

saves achieved

to date,

4

billion contributed

to net

cost reductions,

with much

of this
progress driven by NCL.

Importantly,

while the

overall cost

base decreased

by 10%

from its

2022 base

line, if

we exclude

litigation and
variable compensation linked to revenues, we delivered a 17% net reduction in underlying expenses on this look-
through basis.

Looking out

over the next

two years,

we expect around

5 and

a half

billion of additional

gross cost

saves across
technology, third party spend, real estate and from unlocking additional staff capacity.

As

we’ve

highlighted

previously,

while

we

remain

continuously

focused

on

driving

cost

savings

by

reducing
duplication and streamlining wherever possible, we do

not expect our sequential cost reduction to be linear.

The impact on our cost base

varies each quarter, depending on the timing of large-scale

integration initiatives that
drive efficiencies across infrastructure, real estate and workforce optimization.
Over

the

next two

years,

the

most

meaningful driver

of

cost

reductions

will

be the

decommissioning of

legacy
infrastructure, with

the most

prominent example the

retirement of the

Swiss platform,

which will

only happen after
the client account migration is finalized next year.
At

that

point,

we’ll

decommission

the

associated

hardware,

data

centers

and

software

applications,

including
systems in the middle and back office that are linked to client facing platforms.

The continued run-down

of NCL and

further rationalization of

our real

estate footprint and

legal entity structure
will also support

our realizing

cost synergies

over the

next two years

as we work

towards our exit-2026

cost/income
ratio target of less than 70%.

Moreover,

with almost 60%

of our gross

cost save ambition

achieved through the

end of 2024,

we now have

a
clearer line of sight as to the costs to achieve the

successful completion of our integration

plans.

We

now expect

cumulative integration-related

expenses to

total

around

14

billion.

The

1

billion in

incremental
spend largely compensates for lower-than-anticipated staff attrition levels and accelerated real estate exits. It also
accounts for investments in new opportunities to unlock

long-term value creation in connection with select Credit
Suisse businesses.
Slide 23 – GWM – Unrivaled scale with interconnected

global franchises
Turning to our business divisions and starting with Global Wealth Management,

on slide 23.

With over 4

trillion in invested

assets, our scale,

global connectivity,

innovation and CIO-led

advice and solutions
uniquely position us to capture wallet and seize growth

opportunities across our global footprint.
GWM

Americas,

which

comprises

our

US,

Canada

and

Latin

America

wealth

businesses

is

a

leading

wealth
management provider, with 2.1 trillion of assets served by nearly 6 thousand financial advisors.

In Switzerland and EMEA, we’re the number

one player,

combining our global offering with regional

adaptations
and client proximity.

And, in APAC,

with a broad and well-diversified footprint, we’re the number one wealth manager,

twice as large
as our next closest competitor.
Slide 24 – GWM – Capitalizing on integration

and growing the platform
Moving to

slide 24.

In 2024,

GWM recorded

an underlying

pre-tax profit

of almost

5 billion

and an

underlying
cost/income ratio of 80%, while restoring its capital efficiency to levels similar to those before the acquisition.

In 2025,

returns are

expected to

grow

year-over-year

as we

continue to

capitalize on

our enduring

competitive
advantages, underpinned by secular tailwinds.

The industry

trends we

see accelerating

across our

global family, ultra

and high

net worth

client segments,

including
legacy and

longevity-based planning

needs, geographic

wealth migration

and multi-disciplinary

client solutions,
play right to our strengths. We expect these dynamics

to drive revenue growth in 2025.

Moreover,

our teams

of advisors,

investment managers and

solution specialists are

leveraging our

client account
migration efforts

as a

unique opportunity

to review

and rebalance

client portfolios,

while supporting

our clients
during

their

transition

to

the

UBS

platform.

This

work

supports

our

outlook

of

continued,

increasing

mandate
penetration and gross margin stability.

Also, GWM’s costs

are expected

to decrease

over the course

of 2025,

principally as we

decommission platforms
following the first wave of client account

migration work completed last year.

As in 2024, GWM’s

net new asset

ambition will continue to

reflect the actions and

other dynamics I’ve

highlighted
that support higher pre-tax margins and returns

on attributed equity, but, at times, come at the expense of flows.

While in Switzerland, EMEA

and APAC,

the impact on flows

is expected to soften

over the course of

the year,

in
the US,

our efforts

to align

financial advisor

incentives with

our strategic

priorities may

result in

a short-term

increase
in FA

attrition, creating an additional headwind for net new

assets in the coming months. We

therefore maintain
our net new asset ambition of around 100 billion

for 2025.

Yet, in 2026, with the integration behind

us, and flow headwinds

fully addressed, we expect

GWM net new

assets
to begin to

accelerate towards our

ambition of 200

billion per annum

and over 5

trillion in invested

assets by 2028.
Moreover, the improvement in ECM

activity we’re starting

to observe

across the globe

should ultimately

play to our
asset-gathering strengths.

This coincides

with increasing

levels of

monetization among

wealth management

clients,
which is

expected to

translate into

greater

opportunities to

intensify engagement,

capture

share

of wallet,

and
deliver advice and solutions.
Slide 25 – GWM Americas – Strong franchise with upside

on profitability
Moving to the Americas on slide 25.

Our Americas wealth

business, our foothold

into the world’s

largest wealth pool,

is a

key pillar of

our long-term
growth strategy and value proposition to clients.

In addition to

accounting for around

50% of our

total asset base,

it also contributes

a similar proportion

to GWM’s
global revenues. Given

the strategic importance

of the Americas

business, we recognize

that improving its

financial
performance is both a necessity and a priority.

Since 2019, we’ve grown

the region’s invested

assets and revenues

at a CAGR

of 8% and

4%, respectively,

and
delivered profit margins averaging mid-teens. After reaching a record pre-tax margin of 19% in 2021, we’ve seen profitability retreat to its current level of around 10%.
While our revenues have grown, expenses have grown faster.

With a business model mostly geared towards the most financially sophisticated ultra and family clients, the post-
pandemic market dynamics of rising equity prices and soaring interest rates caused a shift in our revenue mix that drove up variable compensation levels and compressed profit margins.

At the

same time,

technology costs

were increasing

as part

of our

efforts to

improve and

modernize the digital
experience for our clients and advisors, but also to address past investments in large programs where delivery had been suboptimal. On top of this, the cost of

recruiting advisors, back office spend and litigation

charges all grew.

To

address these challenges, we’re

changing how we

operate to improve profitability and

position the business

for
more efficient and sustainable growth.
Since the

end of

last

year,

we’ve already

taken actions

to streamline

our

organizational structure,

improve

cost
discipline and align the incentives of our financial advisors to our strategic objectives. As these changes take hold, and given our

intention to fund

incremental strategic investments,

we expect our

pre-tax margin in

2025 to remain
at broadly current levels. We then expect to make more material progress and steadily improve towards mid-teens
by 2027.

At that point,

the business will

be better positioned to

further expand its

profitability and help

the global wealth
franchise deliver beyond its end-2026 target

of a greater than 30% underlying pre-tax margin.
Let me highlight the key changes we’re implementing

on slide 26.
Slide 26 –

GWM Americas – Working to deliver ~15% PBT margin

by 2027 (1/2)
First, on service models. Our strong

track record in serving

sophisticated clients demonstrates the effectiveness of
close collaboration across the

organization. This is

clearly reflected in the

21% year-over-year increase in Americas’
transactional revenues after we introduced joint coverage of GWM clients with IB markets specialists.
Moreover,

our

experience tells

us

that

the

use

of

one

or

more

of

our

specialized

capabilities has

a

meaningful
multiplier effect on revenue generation.

We’re building a regionally-aligned, multi-disciplinary

team approach, and
extending this offering

to a broader

population of our

existing ultra-high net

worth clients to

accelerate revenue
growth. We’re rolling out this set-up immediately, and scaling it over the course of 2025.
Second, on client

mix. Going

forward we intend

to better

balance our

client base

across wealth bands

by increasing
investment and penetration in the high net

worth and core affluent segments to drive scale and profitability.
To

that end,

we’re streamlining

and automating

product and

content distribution

and developing

more tailored
segment-specific solutions, leveraging our CIO and

National Sales capabilities.

In

addition,

we’re

investing

in

our

digitally-led

advice

model

in

the

Wealth

Advice

Center

to

make

it

a

more
meaningful contributor

to organic

growth and to

lower our cost

to serve.

By more than

doubling our

Advice Center
staff, we aim to create further capacity to acquire and serve more clients and increase wallet with existing ones. In
addition, the Wealth Advice Center becomes an effective pipeline for future

FAs and a

more cost-efficient way to
scale our business.

Another

key

aspect

of

our

rebalancing

efforts

relates

to

enhancing

our

feeder channels.

We

intend

to

expand
sources of asset

acquisition by

revising our

referral and

incentive structures

while centralizing

and investing

in digital
marketing.

We’re

also

developing

a

comprehensive,

integrated

workplace

wealth

solution

across

equity

and
retirement plans, and

financial planning

and wellness.

We believe a

signature workplace

wealth offering

with state-
of-the-art

digital

capabilities

will

serve

as

a

highly

effective

client-lead

generator,

aligning

with

our

priority

to
improve penetration across wealth bands.

Third. On the capabilities side, we’re

taking critical steps to build out

a full suite of banking capabilities

to enhance
our ability to

serve our clients and

their business interests.

This will help

us expand our

access to deposits, better
balance

our

revenue

mix,

deepen

client

relationships,

and,

importantly,

foster

enduring

engagement

and
connectivity between our clients and UBS.

Expanding and enhancing

our banking product

offering requires

that we obtain

a National Charter,

a multi-year
process that is presently in full swing.
Slide 27 –

GWM Americas – Working to deliver ~15% PBT margin

by 2027 (2/2)
Now moving to slide 27.

Underpinning

these

initiatives

and

their

success

is

a

necessary

operational

re-alignment

of

the

structure,
performance culture and tech strategy in our Americas

wealth franchise.
So, fourth, effective January first,

we simplified the organizational structure to drive

greater collaboration, reduce
duplication

and

create

synergies,

thereby

contributing

to

improved

productivity

and

efficiency.

This

includes
regionally

aligning

our

client-facing

teams,

reducing

management

layers

and

fostering

clear

accountability and
faster decision-making.
Recently,

we also

announced changes

to our

financial advisor

compensation model.

We

aim

to better

align

FA
incentives

with

the

strategic

goals

of

the

firm

by

rewarding

net

new

money,

new

client

acquisition

and

the
broadening of existing client relationships, with a specific incentive for NII growth.

While we designed these changes to incentivize greater production and ultimately higher compensation levels for advisors in full sync with our

strategy, we may see a short-term rise in FA attrition, which is reflected in our pre-tax margin expectation for 2025.
And

finally,

we’re

implementing

a

strategic

re-set

in

terms

of

how

we

invest

and

modernize

our

technology
infrastructure. We’re now

delivering new

and advanced

digital capabilities

in a

dynamic, modular

fashion that

make
it easier for our clients and advisors to do

business with, and on behalf of, UBS.
This

approach

will

enable more

efficient

execution of

our

technology roadmap

with

improved

payback, which,
together with

an expanded

tech budget,

will create

additional capacity

to fund

innovative solutions

to improve
advisor productivity and drive growth.

We believe these actions, which are being decisively executed by our new leadership team, will drive margins to a mid-teens level by 2027, while positioning the

Americas wealth business for long-term

growth.

A final word

on providing more

visibility to track our

performance going forward. While

the ultimate measure of
our progress

in the Americas

is improvement in

our regional pre

-tax margin, beginning in

1Q, we’ll enhance

our
regional disclosure by breaking out revenue across the various categories and including prior period comparatives.

Slide 28 – P&C – A core pillar of our strategy and reliable partner to the Swiss economy

Turning to slide

26 and

onto our

Swiss business.

As the

leading bank

for corporate

and private

clients in

the country,
our

Swiss

universal bank,

with

P&C

at

its

core,

showcases

the

power

of

close

collaboration, creating

value

for
clients.

Even while

absorbing NII

and CLE

headwinds, optimizing its

balance sheet,

and preparing

for the

client account
migration, P&C alone contributed over one

third of the Group’s 2024 underlying pre-tax profits.

As we expect the headwinds I

highlighted earlier to weigh on P&C’s returns

in 2025, we aim to

partially mitigate
the effects

of these

challenges by

growing non-NII

revenues, while

also striving

to minimize

client and

asset outflows
during the migration process.
Moreover,

the completion of the client

account migration work will allow

us to realize

cost synergies and further
invest in digital capabilities improving the client experience and efficiency of our platform.

By

2026,

we intend

to fully

capitalize on

growth

opportunities with

no

distractions. Our

Swiss business

will

be
uniquely positioned to

offer exceptional value

throughout the client

lifecycle by delivering

a comprehensive suite
of services spanning wealth management,

asset management and investment banking.

Our primary focus

will be

on reinforcing

our standing as

the go-to

bank for

large corporates, entrepreneurs

and
emerging affluent clients with leading financing, asset

servicing and wealth advice capabilities.

This positioning,

coupled with

a more

streamlined cost

base, give

us confidence

in our

ability to

grow the

P&C
business at least as

fast as Swiss GDP,

while delivering a cost/income ratio

of less than 50%

and a pre-tax

return
on equity of near 20% by the end of 2026.

Slide 29 –

AM – Driving focused growth and improving operating

leverage

I now turn to Asset Management on

slide 29.
Our strategic

positioning, expanded

product offering

and enhanced

regional

scale in

select markets

are

already
supporting healthy momentum in Asset Management. Despite the impact of the integration, we saw 45 billion in net new money

enter our platform

in 2024 while

we remain focused

on continuing

to capture opportunities

where
we have a differentiated and scalable offering.

This includes

our recently

launched Unified

Global Alternatives

unit, which,

with nearly

300 billion

in invested

assets,
makes us a leading

global player and

top-5 limited partner. By combining our

leading manager selection

franchises
across GWM and

Asset Management, we can

now offer our

wealth management and institutional

clients access
to exclusive

investment opportunities,

while providing

GPs with

a single

point of

access to

the full

distribution power
of UBS.

Overall, with a focus on alternatives,

improved traditional investment performance

and customized client solutions
at scale, we continue to

expect positive net new

money growth in 2025 while

completing our fund shelf

transition
and platform consolidation.

At the same time, we’re investing in our existing platform

to build-out key capabilities, create cost efficiencies and
support our AI strategy.

We’ll

also

remain

focused

on

realizing

cost

synergies

from

the

integration

and

driving

structural

operational
efficiencies from our strategic cost

program. Together

with further exits of non-strategic businesses, these

efforts
are expected to improve our profit margin in Asset Management to above 30% by the end of 2026.
Slide 30 – IB - Integration complete, unlocking opportunities for long-term value

Now moving to the Investment Bank, on slide

30.

Over the last twelve

months, we’ve generated

more than half a billion

of incremental underlying revenue

in Global
Banking

and

delivered

record

performance

in

Global

Markets,

including

reaching

record

market

share

in

Cash
Equities.
Looking forward,

with favorable

market conditions,

the completion

of the

Credit

Suisse integration,

and earlier
investments starting to pay off, we aim to enhance

our IB’s returns in 2025.

In Banking, we remain

encouraged by our pipeline in M&A

and LCM and our improved

position in the Americas,
which together are expected to support year-on-year revenue

growth in 2025.
I should note

that, while

there continues to

be broad-based positive

sentiment around the

market backdrop,

global
fee

pools in

January were

off

by

more

than 20%

year-on-year.

Additionally,

despite

greater

market activity

in
equity capital markets,

productivity improvement visible

in our own

ECM business

is more likely to

yield meaningful
revenue growth later in 2025 and into 2026, considering the

timeline of our pipeline build.

This said,

with market

share in the

Americas over

two times

pre-acquisition levels,

we remain confident

in our

ability
to double Banking revenues in 2026 compared to our

2022 baseline.

It’s

also

worth

highlighting

that

our

Investment

Bank

will

be

the

only

major

player

in

the

US

and

Europe
implementing final Basel III regulations, and in particular FRTB. Upholding our capital-light business model despite this additional cost

of capital, the

IB remains

committed to achieve

its pre-tax

return on equity

ambition of 15%
through the cycle while continuing to consume no

more than 25% of the Group’s risk weighted assets.
Slide 31 –

NCL – Run-down well ahead of schedule
Turning to Non-core and Legacy on slide 31.

The performance delivered by

the Non-core

and Legacy team in

2024 contributed to a

significant acceleration in
our de-risking, cost saving and capital release plans.
In particular, what we achieved during the last 6 quarters has fundamentally altered NCL’s balance sheet and risk
position entering 2025, with

RWA from its Credit, Securitized Products,

Equities and Macro books

reduced by over
70%.
In addition to now being

much smaller, and yielding less net carry, these books are broadly hedged against market
moves, thereby effectively mitigating risks but also limiting revenue upside.

Additionally,

a significant portion

of the

funding costs associated

with the

overall portfolio relates

to long-dated
Holdco and Opco

debt that Credit

Suisse issued during

its crisis. These

instruments are prohibitively

expensive to
redeem prior to maturity, making them a sticky component of NCL’s costs, irrespective of funding needs.

As a

result,

for full

year 2025,

we estimate

NCL’s top

line at

around negative

500 million,

mainly from

funding
costs, with revenues from remaining fair value positions and continued exits expected around zero. Excluded from
this estimate is a

gain of around 100

million expected in

the first quarter

from closing the sale of

Credit Suisse’s US
mortgage servicing company that we announced

last year.
We also anticipate

NCL’s underlying

operating expenses

ex-litigation to

continue to

reduce over

the course

of 2025,
averaging around 450 million per quarter.

Accordingly,

in 2025, NCL’s underlying pre-tax loss excluding litigation is expected to be around 2.2 billion, albeit with sequential improvements as expenses and consumption-based funding costs decrease.

This compares to

an underlying pre-tax loss

in 2024 of around

800 million, inclusive of

litigation releases. 2024’s
performance benefitted

from net

carry income

and our

exiting positions

at prices

above

book value,

neither of
which is

expected to

repeat

at

similar levels.

Consequently,

in

2025, NCL

is

expected to

substantially weigh

on
returns year-over-year.

Looking further

out, we

expect NCL

to exit

2026 with

less than

5% of

Group RWA, consisting

of less

than 10

billion
of market and credit risk.

We also expect to exit 2026

with pre-tax loss of under

1 billion as the business

continues
its strong cost reduction

trajectory.

This is anticipated to consist

of annualized operating expenses of around

750
million and annualized net funding costs of around 200

million.

We then intend

to run down

NCL’s legacy operating

expenses to a

level below 250

million by the

end of 2028

with
funding costs tapering over an extended timeframe as legacy Credit

Suisse funding matures. By the end of

2028,
we forecast around 100 million of legacy funding costs

per annum, fully running down by 2033.

Our outlook for the run-off of NCL’s operational risk RWA for now remains in line with the trajectory we modeled
under our internal

method and

disclosed previously. This reflects

the fact that,

unlike what

is expected to

eventually
apply in the US, UK and across Europe,

the 2025 Swiss implementation of the standardized approach imposes an internal

loss

multiplier

well

above

1,

thereby

resulting

in

significant

RWA

primarily

for

losses

and

matters

we
inherited from Credit Suisse.

Slide 32 – Disciplined management of capital,

liquidity and funding
Picking up on my earlier comments, slide 32 showcases

our strong financial position at year-end 2024 and related
regulatory measures. Our

balance sheet for

all seasons underpins

our ability to

consistently deliver for our

clients
and shareholders, while we

ourselves maintain resilience through

disciplined risk management and strong

capital
and liquidity levels.
At the end of

2024, our Group total

loss-absorbing capacity stood

at 185 billion,

with a going concern

capital ratio
of 17.6%, and, as mentioned, a CET1 capital

ratio of 14.3%.
We closed 2024 with AT1 capital at 3.3%

of RWA. During the year, we successfully issued 3.5

billion in AT1 as we
build towards our ambition and regulatory allowance of

4.3% of RWA. Given

our progress to date and

based on
our projected 2025 funding needs, we expect our AT1

capital to remain at current levels through

2025 with new
issuance offsetting potential calls.

Gone-concern capital at

year-end was 98

billion. As

a reminder,

while this

is around

40 billion

above the Group
regulatory minimum, our binding constraint is UBS AG’s standalone requirement. Looking ahead, we’re targeting
to bring

down Group

HoldCo to

around 90

billion by

the end

of 2025

while still

retaining resilient

buffers over
regulatory minimums. This target, which is expected

to contribute substantial savings

in funding costs, is based on
the expectation that UBS AG standalone

requirements will decrease as a result of further balance sheet reductions and the reorganization of remaining former Credit Suisse operating companies.

UBS AG’s

standalone CET1

capital ratio

at year-end is

estimated to

be 13.5%.

For the

foreseeable future,

we expect
UBS AG to operate

with a standalone

CET1 capital ratio

in the range of

12.5% to 13%,

around 2 and a

half points
above the current regulatory minimum on a fully applied basis.
This guidance factors

in the effects

of our ongoing

integration efforts and

also considers the

prospect of settling
Credit Suisse legacy

litigation matters

that could result

in charges to

the parent bank

despite coverage

at the

Group
level

from

PPA

reserves

established

on

the

acquisition

date.

This

target

capital

level

also

accounts

for

planned
dividends and capital from subsidiaries.
During the fourth quarter,

13 billion of

capital was repatriated

to the parent

bank from its

subsidiaries in the

UK
and the US.

Of

the

total,

6

billion

was

paid

up

from

UBS

Americas

Holding.

The

UK

subsidiary,

Credit

Suisse

International,
repatriated 7 billion,

with around 5

billion of additional

distributions expected

as we

continue to unwind

or transfer
its positions, subject to customary regulatory approval.

As Sergio

mentioned, it’s

important to

note that

we’ve planned

for this

distribution of

capital from

subsidiaries
since the

acquisition. As

such, it

forms part

of our

capital return

ambitions while

maintaining our

target capital
ratios at both the Group level and the parent bank.

Therefore, broadly speaking,

new capital

requirements from Too Big To Fail imposed

at the

parent bank level

would
need to be

funded by

a higher retention

of profits, consequently

leading to an

overshooting of

capital at

the Group
level and resulting in a lower overall return on CET1 capital,

all other things being equal.

On to liquidity

and funding. As we

aim to balance efficiency

with resiliency and safety,

over the past 18

months,
we’ve been maintaining our LCR above pre-acquisition levels. This approach was necessary to facilitate the phase-
in of the

more stringent

Swiss liquidity

requirements, which has

now been

completed, and

to sustain

a conservative
liquidity profile during the initial stages of our

balance sheet stabilization and integration

process.

Going forward, we expect to operate with an LCR below our

4Q24 level of 188%, reflecting continued efforts to
manage towards a more efficient funding structure and reduced uncertainties associated with execution risk.

Overall, our

current funding

strategy focuses

on enhancing

the quality

of our

liability portfolios

while delivering
cost efficiencies. This

involves the right-sizing of

our AT1

and TLAC stacks,

disciplined deposit pricing, and

active
management of

our liabilities

across tenors

and products

to ensure

a robust,

diversified,

and resilient

funding profile.
Coupled

with

significant

balance

sheet

reductions

achieved

in

2024

and

tighter

spreads,

these

measures

have
already generated annual funding cost savings of 650

million, with an additional 350 million expected

by 2026.

Slide 33 – Balance sheet optimization funds

profitable growth
Turning to slide 33 on RWA

and starting with

an update on

the implementation

of the final Basel

III reforms, which
in Switzerland took effect on January 1st.

We intend to

report a

day-1 impact of

around 1

billion of incremental

RWA, broadly

neutral to our

CET1 capital
ratio, a

result reflective

of many

months of intense,

diligent preparation. This

amount of RWA

includes increases
related to

FRTB of

9 billion,

decreases from

credit-risk related

adjustments of

1 billion,

and a

reduction in

operational
risk of 7 billion.

Looking at

our expectations

through 2026.

Over the

next two

years, we

expect our

Group RWA

to increase

by
around 2 percent

at constant FX from

our 1 January 2025

pro-forma levels. This reflects

around 15 billion higher
RWA from business growth in the core businesses, with the offset driven by the ongoing run-off in NCL.

Summing this up, we get to the same expected RWA level at the end of 2026 as we guided a year ago. However, with

faster

NCL

reductions

than

foreseen,

a

lower

than

expected

headwind

from

Basel

III

finalization,

and
accelerated benefits from

our balance sheet optimization

efforts, we increased capacity

to support additional

RWA
growth in our core businesses to drive incremental revenues.
Slide 34 – Reiterating our financial targets

and long-term ambitions
In conclusion, we’re

pleased with the

progress and

achievement made in 2024.

And as we

move forward, we’re
confident in our

ability to successfully deliver

on our integration

plans, meet our financial

targets and drive long-
term value creation for our shareholders.

With that, let’s open up for

questions.

Analyst Q&A (CEO

and CFO)
Chris Hallam, Goldman Sachs
Yeah. Good morning, everybody. So on integration, on the one hand, you ran ahead of plan in 2024, clearly, the RoCET1 has ended up much better than

expected, but on the other hand, you're

also guiding to around an
extra 1 billion in cumulative integration cost

by year end 2026 with an unchanged exit

rate on returns. So, I
guess, to what extent can we characterize

this? Is it essentially the easy part of the

integration has now come
to an end and now the hard work on decommissioning

and data integration begins, i.e., have we seen,

have
we sort of front loaded the integration tailwinds or

is there still scope to outperform here over the next couple of years?
And then second, on capital, you have the

caveats on the buyback target that this

is on the basis of no material
and immediate change in the current capital regime. What's

your assessment of the likelihood that such
changes could be both material and immediate,

versus the potential for them being material,

but with a long
phase in or smaller than expected, but with

immediate applicability? And what is your

best sense on when we
might get final clarity and resolution on this topic? Sergio,

I think you mentioned earlier that the public
consultation begins in May. Thank you.
Sergio P.

Ermotti
Let me pick up the second question and

then I'll pass it to Todd. So, I think in terms of, you know, the caveating on our capital returns is quite consistent

with previous language. You know, being, you know,
staying at 14%, delivering on our financial plans,

but also reducing the risk of the execution of the

integration.
So in that sense, you know, I just want to remind that the massive migration of data we're going to go through
in 2025 creates potential operational risk. So we have

to be prudent about how we also look at share
buybacks. Having said that, I'm still confident

that we will be able to do that.
Now, you know, I have no more visibility than you have in respect of how things are going to develop other than what is publicly presented. I have, you know, I can continue to say that it is for us not appropriate to
speculate on any outcome. And, you know, so we will engage till the last minutes to make sure that whatever
proposal is put on the place is reflecting of the concerns

and topics that I raised in my remarks.
Todd

Tuckner
And Chris, on the first one, just to point

out a few things that no, it's not – the change

is not reflective of what
we consider to be more, more complex versus less complex.

Important to note that, you know, when we
developed this view a year back, this was seen

as a very low multiplier when you look at

13 billion of cost to
achieve versus the gross cost saves that we

anticipated. And we're still even with 14 billion at a

very low
multiplier.
And so it should be seen in that light, but it's

important to highlight that the changes

were invited by certain
assumptions we modeled a year ago and we

saw changes which I highlighted in

my comments earlier. But also
importantly, we've identified incremental opportunities as we've worked through the integration to unlock
additional shareholder value, and that's taken some incremental cost to achieve that.
Chris Hallam, Goldman Sachs
Okay. Thanks very much.

Anke Reingen, RBC
Sorry. Yeah.

Thank you much for taking my question.

Two questions, please. On the first one coming back to
the too big to fail was, I mean, you stressed a few

times the potential impact on your return currently, on your current assumptions based on 14%. I know there's a lot

of uncertainty, but do you think considering
depending on the outcome, you will have

room to offset your ROE dilution for more capital requirements? And then thank you on the US wealth management

operation, a few details here. I'm just wondering

obviously you
talked about improving the performance of the

US operations a few times before. So what will be

different this
time that this will work out? Thank you very

much.
Sergio P.

Ermotti
Thank you, Anke. Unfortunately, as I mentioned before, there is no easy fixes and there is no potential offset
on the table that is not already planned and communicated.

So no easy fixes, no low hanging fruits.

Whatever
comes is on top of our plans, and it will be dilutive.

Todd?
Todd

Tuckner
Hi, Anke. You know,

look, in terms of what's different, we wanted to highlight

the things that we're doing
now and demonstrate the initiatives we're undertaking

and the plans that we have that will help us

chip away.
You know,

we're being realistic in terms of what we think the margins

can be over the mid-term, and we have
a very comprehensive way at that. There is no silver bullet

where there's one thing where you say that's going
to effectively transform the pre-tax margin. But what I

think you heard me say, and Sergio alluded to in his
opening, is that we're very focused to actually across these various levers. We're implementing them all. And
they're, you know, in the collective, we're going to contribute to improving the efficiency of the business. So
I'd say that's our focus and that's where we look, that's

the outcome we're looking to drive.
Anke Reingen, RBC
Thank you.
Jeremy Sigee, BNP Paribas
Yeah. Morning. Thank you. Two questions, please. Firstly,

just to sort of revenue in the quarter, the capital
markets growth. So ECM and DCM was a bit less than

some of the peer groups, 11% year-on-year. I just
wondered if there's any mix reasons for that or if there's any sort of delay still in Credit Suisse teams becoming
fully productive. So just a question on capital markets

revenues.
And then second question is on the foreign subsidiaries

topic. It sounds like you've reduced the UBS Americas
CET1 ratio to around 20% from the previous 27%. In the past,

you've run that anywhere from 14% to 22%. Is
it realistic to think about going back into the mid to

high teens in that subsidiary on a, say, five-year view?
Todd

Tuckner
Hi, Jeremy. Just on the second one. So we are targeting and as you acknowledge from the capital repatriation, the CET1, capital in the IHC has come down

significantly. We are targeting a lower CET1 capital ratio, say, in the upper teens level, but on a like-for-like basis under the Swiss standards, that's more in line with the 13% to
15% CET1 capital ratio. So that addresses that.
On the IB question, I'll – just to point out on

DCM, clearly, we're underweight versus peers. So you're seeing that manifest in the, in our performance. In

ECM, as I highlighted, you know, we're building, but the timing of our pipeline build is likely to yield more payback later

in 2025 into 2026.

Jeremy Sigee, BNP Paribas
Okay. Thank you.
Kian Abouhossein, JPMorgan
Yes, thanks for taking my question. I really only have question regarding the key slide 32. Sergio, I get the
message: don't get overexcited in terms of how

capital would be repatriated and solve potentially

a capital
issue. But if I look at slide 32 and I got very

excited when I saw the 13 billion, but

clearly, it hasn't ended up in
the parent bank. It has been further upstreamed. It looks

like it. And I'm just trying to understand the

rationale
of the upstream and also trying to understand if

there's room to downstream again, if necessary.
And in that context and also trying to understand

how much more capital is there in CS International?

It should
be something like 5 billion to 6 billion from what I calculate.

And if there's any other subsidiaries that you
would highlight, where there's room for potential further upstreaming into the parent going forward? So really
just trying to square the process. I'm a little bit confused in that sense and if you could help me, I would

really
appreciate it.
Sergio P.

Ermotti
Thank you, Kian. I'm sorry, and I really appreciate your enthusiasm. And I'm sorry that you started with an
enthusiasm and then you ended up being confused.

So in that sense, I can only reiterate that we don't

really
have some, so much low-hanging fruits here. There is no short fixes. There are technicalities that I think that
Todd

can explain you now, but that's essentially the situation. So we have been quite coherent and consistent
in saying and planning for capital, you know, well ahead of the curve when we started to plan for the 2026
targets.
Kian Abouhossein, JPMorgan
Sergio, just to add. I'm a bank analyst. I can

get excited very quickly so just to put

in context.
Sergio P.

Ermotti
Well don’t tell me.
Todd

Tuckner
Kian, I think it's worth just pointing out that,

remember, when we acquired Credit Suisse and the capital ratios at the parent bank were, you know, distressed relative to what the UBS AG's fully applied capital ratio was and
the strength and resilience of our capital on the UBS side.

Also to consider, you know, the equity double
leverage that was there on the Credit Suisse side. And

as we inherited that, the pressure it put, you know, on
our own, just given what we had to address and pushing

up that double leverage.
So, you know, taking out the capital and rebalancing the capital from former Credit Suisse subsidiaries in, say,
the UK and the US, you know, up to the parent and fundamentally at group level,

as you say, has been part of
the plan, but also helps to alleviate the pressure in the

equity double leverage. And I think that's

an important
point to mention. And that's why we made

the comment that, you know, if there's going to be onerous capital imposed on the parent bank, it's going to be funded

with the retention of future profits.

Kian Abouhossein, JPMorgan
And just on double leverage, how much of

the 13 billion do you actually require for double leverage and how
much do you allocate for payback to shareholders? So

we just get an idea how much is potentially

excess in the
holding, if there's any.
Todd

Tuckner
It's a – look, of that amount that we have

repatriated, there's a significant part of it that is used to support moving to a more normalized level of equity double

leverage level, a significant portion of it.

Thank you, Kian.
Kian Abouhossein, JPMorgan
Thank you. Okay. And just on the 6 billion in the CS International, roughly 5 to 6 billion, is that correct, that's
what's remaining?
Todd

Tuckner
Yes, I highlighted that in my comments as well that that's what we see.

You know,

naturally, it's a function of
timing and ensuring that we continue to

run down the positions in that entity and

get the support from the
regulator to repatriate the remaining capital in that entity as we transfer our positions, as I mentioned. And,
you know, there could be leakage between now and then if we have losses in the entity. So, you know,
conservatively, I mentioned around 5 billion that would come from CSI from here.
Kian Abouhossein, JPMorgan
Thank you.
Giulia Miotto, Morgan Stanley
Yes. Hi. Good morning. Thank you for taking my questions. I have two.

Going back to slide 31 on the Non-core
deleveraging, how is it possible that, if I exclude

op risk, which I understand is driven by

a formula, that's fine.
But on credit and market risk, capital risk came down

by 42 billion since Q2 2023, and now you

only plan to
cut 7 billion in 2025. Why wouldn't we

expect a faster deleveraging there given the market

is still very
supportive? And then secondly, thanks for all the additional detail on the GWM in the US. On the NII discussion
in that division, which I look forward to the disclosure in Q1 - I guess having operating under a national charter
other than Utah would help. But how quickly

do you expect to get that license, please?

Thank you.
Todd

Tuckner
Giulia. So on the credit and market risk ambition

in terms of the levels taking it down, you

know, I think this
goes really to the point I highlighted in my comments

in the context of the underlying PBT we see

in 2025
versus 2024. I made comments that, you know, the positions at this point are much smaller than we've seen.
They're hedged at times. They could be – could have

transfer restrictions associated with them. We have to
ensure the counterparty is willing to terminate. There could be exotic security types with bespoke features that
limit potential buyers.
So there are a lot of issues as you get down into the portfolio and you have much smaller positions

in these
books, that's going to take, you know, extensive amount of work to see, you know, chip away at progress. So
a lot of the, you know, the big rocks and larger positions that generated significant

RWA reduction, but also
invited an ability to exit at levels above book

value, you know, we're going to become further and farther and less likely as we move forward. So I think it's just

important to understand that in the context

as well of the
RWA rundown.

In terms of your second question on the national

charter and the timing, look, we're working on moving
forward with getting the application in. There's a lot of

work being done. And we're going to work as quickly
as we can to get that rolled out and to enhance our

banking product offering. I mean, we're not standing still
at the moment. We're doing a lot of work in that respect now also to,

you know, go live. But certainly, having
that license will unlock certain product capabilities that

just aren't possible until we have it.
Giulia Miotto, Morgan Stanley
Got it. But is it fair to expect that, you know, three years longer, shorter?
Todd

Tuckner
Giulia, I think that's just something we'll continue

to update you on. I don't want

to predict the process
because we're working obviously also with supervisors

to get that, get the license approved. So the timeline

is
something we're working actively on, but we'll keep

you updated.
Giulia Miotto, Morgan Stanley
Understood. Thank you.
Sergio P.

Ermotti
And maybe just to add on, on Non-core, we always

said that at the end of the day, of course, if we really want to take down market and credit risk overnight,

we could probably find a price at which to do

it. But now if that
price is well in excess of our cost of

capital and expected return, that would be a

stupid trade. So we are
constantly looking to optimize shareholder interest as

we wind down this asset. So it doesn't really make sense
to create new capital at a cost that is well above, how

we expect to deliver in terms of returns.
Giulia Miotto, Morgan Stanley
Got it. Thank you.
Stefan Stalmann, Autonomous Research
Hi. Yes, good morning. Thank you very much for taking my questions. I wanted to ask about the US wealth
management plans, please. It looks like

you're tilting away the business mix from the high end of

the market
towards more affluent and lower wealth brackets, which is pretty much the opposite of what you've been
trying to achieve over the last 20 years, I would

say. What has changed? Why are you coming to this different
assessment of the relative attractiveness of different wealth brackets in the US?
And the second question, I just wanted to

make sure that I understood this correctly. The share buyback plans and aims that you outlined, they are not yet accrued

and deducted from CET1 capital at the year end,

isn't it?
Thank you very much.
Todd

Tuckner
Hi, Stefan. The – yeah, with respect to the 2 billion

[
Edit: 3 billion
] that we aim to buy back, you know, based
on the conditionality that Sergio described,

that is correct. On the US wealth side, I think

it's just important to
point out that it's not a shift in strategy. What we said was we're looking to rebalance more into the high net
worth and affluent client segments. And the reality there is that one where we're quite overweight in ultra,
which is, of course, you know, our strength.

But it's also important to point out that the return

on assets in that segment versus as you move

down client
segments is, of course, lower, and so the profitability as you move down segments is higher. And so what
we're trying to do is rebalance so to stay obviously very, to stay very penetrated in ultra, but to increase our penetration in high net worth and affluent sort of

to create a better balance in line, more in line with the
market, a bit more in line, although of course, we want

to stay more overweight at the top end because as

I
said, that's our strength and our what we bring to – the

strength that we bring to the table.
But it is really important to emphasize that, yes,

that versus the market, you could see that

as we have on slide
26, that, you know, we're looking just to shift and rebalance, you know, more into high net worth and affluent where the profitability is improved. And yeah, the point is that...
Stefan Stalmann, Autonomous Research
Thank you
Todd

Tuckner
...it's a – It's a rebalancing as opposed to a strategy change.
Stefan Stalmann, Autonomous Research
Okay. Yeah.

Just to quickly follow up on the first part

of the question. Is the 1 billion share buyback plan

also
not deducted from CET1 capital or is it?
Todd

Tuckner
That's in [Edit: the CET1 capital i.e. not deducted] .
Stefan Stalmann, Autonomous Research
It’s in. Okay. Thank you very much.
Andrew Coombs, Citi
Good morning. One follow-up on GWM

Americas and then perhaps I can touch

on P&C, NII. On the GWM
Americas, you highlighted a couple of times

how you are adjusting the FA incentives to align them better with your strategic goals around net new money, sign acquisition and NII growth. I bet if you can just elaborate a bit
more there on exactly what changes you are making, how you think those changes compare to your US peer
group, especially given your comment in the near term

it might lead some FA attrition and lower net new
money? That's the first question.
Second question on the P&C NII, it obviously has

been of your biggest headwinds. You're guiding to, I think
that was, well a much more pronounced drop this year than last year. But you're still expecting it to plateau
after the second quarter. So if I just ask, what are your rate assumptions? Take the SNB rate. And I think you made a comment that it should plateau regardless of

where the rate trajectory is thereafter. So perhaps if you
could elaborate on that. And then also what

your loan assumptions, given that your loan

balances shrunk by
another couple of billion this quarter. Thank you.
Todd

Tuckner
So first,

on your first question in respect to the FA comp changes, you know, I think the changes that

I
highlighted that aligned better with our strategy

also are more aligned to what we believe or observe are the
comp models at our competitors as well.

We had certain features we think that were perhaps off market and we are looking more to align with what our peers do.

But I think the more important point though is that,

you know, in discussing this with, you know, many
financial and getting their take on these changes,

it's clear that those who are very aligned with our

strategy of
bringing value to their clients and growing their books

of business and, you know, as I said, bringing more
solutions to their clients from essentially across what we

can offer,

those FAs will benefit in this model, and
they'll get paid more. And I think that's the key point.
My comment about FA attrition is just that those who may have benefited from features that we have
eliminated may decide that it – that they

would be better off trading away and we have to cater

for that
prospect in our in our modeling and so that's why

I mentioned that. But, you know, it's important to keep in
mind that the changes we're making are really not intended to reduce compensation,

but to increase it as long
as it's being done in ways that are very aligned with our

strategy. And I think that's the most important point.
On P&C, net interest income, you had several questions.

I mean, in terms of rate assumptions, well, first

of all,
you know, the current rates are at 50 basis points, having come down 125 basis points over the last three
quarters of 2024. There's an expectation, if you look at

implied forwards, that the rate curve will approach
near-zero. So there is really a lack of deposit margin room for maneuver as we look out, which is why, you
know, we think that the full year 2025 NII, especially if rates move down further, will be even more
pronounced than the Q1 guidance.
I talked about plateauing, you know, once we inflect because if you look at the yield curve, it's actually quite
flat if not even inverted, but it's certainly flat.

And as such, you know, we don't see movements in it. So
therefore, you know, if it's effectively hitting a trough, I see it plateauing. And then I commented that, which
was your other question, you know, if rates move, obviously, if they move up, it gives us a bit more deposit margin room for maneuver. If they move down into negative territory, that is also helpful because we can typically charge certain clients and also

drive greater lending NIM as well.
As far as the expectation around loan balances, we

have a stable outlook for lending in P&C

and also a stable
outlook for deposits in P&C. So we're quite focused

continuing to do balance optimization, ensure that the
pricing reflects the appropriate cost of risk and capital.

And on the deposit side, we've been very thoughtful

in
how we have moved pricing down in relation to

the central bank dropping rates in order to retain deposits
where possible.
Stefan Stalmann, Autonomous Research
Very helpful. Thank you very much.
Amit Goel, Mediobanca
Hi. Thank you and thank you for the clarifications

on the capital. I've got just a couple of questions

again on
the US business. And so I guess, one, I was

just wanted to understand a bit better, you know, as you get to the
15% PBT margin in 2027, you know, what is the kind of plan or thought process in terms of getting to kind

of
peer levels or 25%, 30% operating margin in the

future or do you, I don't know if you think peers are
overearning? But what the step is there? And if, you

know, building out the more comprehensive banking
offering and delivery model is part of that, but

what cost is involved in that?
And then secondly, also just curious, in terms of the PBT margin that you're targeting to sustain in 2027, I think
previously you were talking about mid-teens in 2026. So

just to check, is that slightly later or is

it the same
basic expectation? Thank you.

Todd

Tuckner
Yeah. So in terms of the expectations, we haven't really articulated that other than

I've said in the past that
expected mid-teens in the midterm. We talked about

the business and Sergio and I've been doing

this. So I
don't think it's inconsistent. But where we're talking over

the next couple of years to continue to build and

we
think by 2027, we'll be at that at the

mid-teens level.
I mean, as far as comparing to peers and we

don't – this isn't a comparison to peers

for us or sorry, narrowing.
It's not about effectively catching peers, but it's

more about narrowing the gap. That's what we've said
consistently, in order to, you know, to improve the overall cost-to-income ratio for the business overall. And in the US, to put us in a position where we're contributing

significantly more to the overall profitability of Global
Wealth Management.
In terms of the banking capabilities and the

other capabilities I talked about, those

investments are catered for
in my comments. I did say that we're making incremental

technology investments and also investments

in our
capabilities and in the collective, you know, that's also being priced into our 2025 pre-tax margin expectation.
But also as we, you know, as we guided looking out to 2027 as well.
Amit Goel, Mediobanca
Thank you. Can I just follow up just in terms of

that investment and in terms of points

of operating margin,
would that be kind of 2, 3 or 5 percentage points of

operating margin that you're investing in those years

or
just to think about thereafter, how much could potentially drop out or how much is just ongoing investment?
Todd

Tuckner
I'd just say the investments that we're making, we already – we've been investing in the business. So it's
important to keep that in mind. But we are making,

now we're ensuring that the investments that we

make in
technology are done in a way where the payback is improved, as

I mentioned, improved ROI. We’re also
funding incremental investments, as I say, and that is captured in the pre-tax margin expectation for 2025

and
as we grow it. So, you know, I wouldn't model it falling out. I mean, this will be technology investments we're
going to continue to make for the business

to help it grow.
Amit Goel, Mediobanca
Thank you.
Antonio Reale, Bank of America
Good morning. It's Antonio from Bank of

America. Two questions for me, please. Actually, it's two follow-ups, really. One

on capital and one on the P&C. So

you've repatriated the 13 billion capital at the parent company this quarter. And despite that, your CET1 ratio at the AG level was only up 20 bps or so Q-on-Q to 13.5% now.
Could you please explain why that was

the case and maybe talk us through the moving

parts? I'm sorry if it's a
repetition, but I think it's important.
And the second question is, again, a follow-up

on your Swiss business. You've talked about your NII guidance.
Can you just remind us your sensitivity to rates

and hedging structure in Switzerland? And more in general,
what flexibility would you have to mitigate some

of this trend on NII with the rest for the P&L? You've alluded to more cost synergies. So if you can share a little bit

more about the moving parts of the P&L, that would

be
that would be super helpful. Thank you.

Todd

Tuckner
So in terms of the mitigants a bit to the headwinds,

you know, we're definitely focusing on driving as you saw
in 4Q continuing to drive where possible, non-NII revenue

growth improve on recurring revenue and P&C and
also on transaction revenues. That will be a focus

to partially offset the headwinds that we

see in P&C.
I mean as far as abilities to effectively hedge or extend

duration, I mean that's just not when the rates

are this
low and with the flat yield curve, you know, extending duration, for example, on non-maturing deposits
doesn't offer much of an advantage at all. In fact, it

could lock in funding costs and rather than

allow us to
benefit from future rate cuts, including if they go below

zero and also creates some mismatched risk, mismatch
risk as well. So, you know, if the rates are going to near zero, as I said, we have very limited room for
maneuverability, and we just have to wait until we see some daylight in terms of changes in that yield curve.
On the capital question you had in terms

of what you're missing, I think in terms of

the CET1 capital ratio at
UBS AG after it received the capital from the subsidiaries,

you know, we are accruing a dividend to the parent
to address the point that I made before in response to Kian's question.

So it's a dividend accrual that will serve
as an offset to the – sorry, dividend accrual to group. To

be clear, to offset the capital repatriated to AG, its first tier subsidiary.
Antonio Reale, Bank of America
Thank you very much.
Piers Brown, HSBC
Yes, good morning, everybody.

I just got two follow-ups. One, I just wanted

to make sure on if I got the
message correct on client risk appetite. I mean, you've

talked about the move into sweep accounts

and
obviously the fourth quarter NII was much

better than we anticipated. But then on

the transaction side, you're
little bit below street expectations. When I look at

the loan number, that's still declining. So just appetite for re-
leveraging and sort of look forward on the client activity

into the first quarter. Can you comment that, please?
And then just a technical question maybe on

the Basel III final outcome. I mean, I said

it's basically no change
to CET1. I think you had guided to a 30 basis

points impact originally. So what's moved in your favor on
implementation of Basel III final that's caused

a delta? Thanks.
Todd

Tuckner
Hi Piers, so on – I'll just take your second question

first. So in terms of the Basel III, look, I guided

down last
quarter to a lower level than I had been guiding.

You know,

as we started to get more visibility and make
progress, the team has done an excellent job at ensuring that we were able to mitigate where we can in some
of the aspects that were at work or infrastructure improvements,

model alignments, also exiting positions and
running down risks. So all of those things

contributed to our ability to be able to,

you know, ultimately print
the day-one level that's far inside where we had guided.
In terms of re-leveraging opportunities, you know, for sure in Global Wealth Management with rates, you
know, potentially higher,

you know, we're not or not going, coming down as quickly as perhaps we
anticipated a quarter ago or certainly two

quarters ago. You know,

that's going to be helpful. That's going

to
be helpful for deposit margins as I mentioned,

but probably, we'll have a little bit of a chilling effect on re-
leveraging, which is something that with rates

coming down, we expect to see both in,

you know, in all parts
of the of the wealth business, which involves

really where we have US dollar exposure in the US business
naturally, but also in our APAC part of the business.

And so we, you know, if rates sort of back up, then we'll have positive effects on deposit margins, but the
extent of re-leveraging that we're pricing into the outlook,

you know, we may see that come in less
aggressively.
Piers Brown, HSBC
That's perfect. Thanks. Just on global banking,

you mentioned a 20% change in pipeline,

was it up or down? I
didn't catch that.
Sergio P.

Ermotti
What we mentioned, it's not our pipeline. What

we said is that according to market data. So the industry

is
down 26% year-to-date [ Edit: 21%
], so for the first month. So our pipeline is

building up. We are very
confident about the ability to generate new

business and build up our market share.

But you know, if you look
at according to market data, January, on January,

you know, the amount of fees and activity is down 26%
[ Edit: 21% ] if I remember correctly.
Todd

Tuckner

So yeah, it came in – the final number came

in, yes, sorry, Piers, I got your question. The fee pool is down around 21 percentage for January.
Piers Brown, HSBC
21, okay. So in any case, to handle in front so...
Todd

Tuckner
Exactly.
Sergio P.

Ermotti
So that's industry and not UBS. Just to be

clear.
Piers Brown, HSBC
Ok, Thanks very much
Sergio P.

Ermotti
Okay. So there are no more questions. There are no more questions. So thank you for calling in and for your questions. So I'll touch base next quarter. Thank you.

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